TECHTARGET, INC.

275 Grove Street

Newton, MA 02466

November 26, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gabriel Eckstein

Re:	TechTarget, Inc.
Registration Statement on Form S-3
File No. 333-200080
Request for Acceleration

Dear Mr. Eckstein:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TechTarget, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-200080) (the “Registration Statement”) so that it may become effective at 2:00 p.m., Eastern time, on November 26, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Erika Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at 202-663-6402.

Very truly yours,

TECHTARGET, INC.

/s/ Janice Kelliher
Janice Kelliher
Chief Financial Officer

cc:	Erika L. Robinson, Esq., Wilmer Cutler Pickering Hale and Dorr LLP